[Sammons Financial Network Letterhead]

April 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: LiveWell Freedom Variable Annuity

       File Number: 333-221820

Commissioners:

            Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “1933 Act”) Sammons Financial Network, LLC, the principal underwriter, hereby requests acceleration of the effective date of the above-captioned registration statement on Form N-4 under the 1933 Act, and that it be declared effective on May 1, 2018, or as soon thereafter as reasonably practicable.

                                                Sammons Financial Network, LLC

                                                By: /s/William Lowe

                                                           William Lowe

                                                           President